

June 20, 2023

Kemal Kaya
Chief Executive Officer
Galata Acquisition Corp.
2001 S Street NW, Suite 320
Washington, DC 20009

      Re: Galata Acquisition Corp.
            Revised Preliminary Proxy Statement on Schedule 14A
            Filed June 16, 2023
            File No. 001-40588

Dear Kemal Kaya:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Trade & Services

cc: Michael E. Brandt